

INVEST IN **WHITEBEARD**

AI powered risk management technology that helps FX brokers win by not losing

whitebeard.ai   Wilmington, DE

Highlights

1. Two retail brokers are preparing to test the Pawn's performance against current B-Booking strategy.

2. Broker profit: $60.03/M with Pawn vs. $19.40/M without — 3× better performance in simulation

3. 3 C-level execs from top brokers joined WhiteBeard to grow sales and distribution.

4. WhiteBeard's Pawn cuts drawdown from 38.56% to 17.45% — exceptional stability.

Featured Investor



Yadav Jani
Syndicate Lead

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Invested $8,000

"As an Investor who has invested in more than 15 Start-ups in the last 6 years, Whitebeard is the most exciting for the following 4 reasons: 1) Although AI is in vogue at present, most of them can be easily replicated. With Whitebeards core AI, it's extremely difficult to replicate and outperform. Why? The team of quants, scientists and engineers have spent years developing and perfecting it. It's ahead of its time. 2) The model is created to give DAILY DIVIDENDS, to investors, something I have not seen before and very excited about. 3) Whitebeard will reverse merger into an OTC listed company, and will give value to brokers and liquidity provider in the Forex market. This is a very rare combination, as technology hardly benefits both sides of a transaction. 4) From what I have seen, Whitebeard will provide one of the best risk managent tools for Forex Brokers, Hedge Funds etc in the market. This technology doesn't exist to this level of sophistication."

Our Team



Shamik Raja Founder

Founded GoldPesa and Triomnia, a quant firm building advanced trading systems using DSP, AI, math, and data science. At WhiteBeard, Raja brings 20+ years of experience in quantitative science and engineering.



Yadav Jani Founder

Yadav, a finance expert since 2006, has excelled in wealth management, insurance, and brokerage. He founded a top London real estate firm in 2013 and brings strong business development and fundraising expertise across multiple sectors.



Sina Tootoonian Quantitative Analyst

Sina was a research associate at UCL and Cambridge, analyzing neural network models to understand performance in analytically tractable settings. He holds a PhD in neuroscience and brings vast experience in AI.

Not Losing... Is Winning!

Every year, thousands of brokers, exchanges, banks, and proprietary trading firms fail due to reckless FX exposure, most go unreported.


FUNDED ENGINEER (2024)
FUNDED
ENGINEER
Funded Engineer (2024) - Prop firm shut down.

Funded Engineer (2024) – Prop firm shut down.


USGFX (2020)
collapsed after clients lost over $83M.


USGFX (2020) - Collapsed after clients lost over
USGFX (2020) – Collapsed after clients lost over $83M.


Alpari
Gateway to global opportunity
Alpari (2015) - Wiped out by Swiss franc, forcing insolvency.
Alpari (2015) – Wiped out by Swiss franc, forcing insolvency.

Sorry...withdrawals are frozen!

When brokers and banks fail, it's the little guys who pay.

Why don't we learn from the past?

The reality is, the industry has become so competitive that brokers are often forced to bet against their own clients just to survive.


TRADER'S ACTION
BUYS 100,000 EUR/USD
BROKER'S CHOICE
BET AGAINST THE TRADER
PROFITS IF TRADER LOSES
BROKER'S CHOICE
HEDGE WITH A BANK
EARNS A SMALL FEE/SPREAD

When a trader places a 100,000 EUR/USD buy order, the broker faces a choice:

1. Bet against the client, hoping they lose
2. Hedge instantly with a bank, making a small fee

We all know the house usually wins, but sometimes it doesn't.

In a world ruled by AI and algorithms, these decisions should never be left to human discretion. Only an ultra-fast, intelligent AI can make the right call, trade by trade, millisecond by millisecond.

Introducing The Pawn, a revolutionary AI algorithm designed by WhiteBeard's team of PhDs, engineers, and scientists. It analyzes every trade in real time, helping firms automatically decide when to take a bet and when not to, with precision, speed, and intelligence.


The Pawn – The Future of AI-Driven Trading Intelligence!
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not clinging to outdated information.

Does WhiteBeard's Pawn AI really work?

One of our potential clients granted us access to their firms live trading data and requested that we simulate The Pawn's performance. Below are the real results:

B-BOOK EQUITY CHART


Equity Curve Comparison
1e7
Equity Strategies
A-Book Only
B-Book Without Pawn
B-Book With Pawn
Equity
1.0
0.8
0.6
0.4
0.2
0.0
−0.2
2024-09
2024-11
2025-01
2025-03
2025-05
2025-07
2025-09
Time

B-BOOK NOP CHART


NOP Curve Comparison
1e8
NOP Series
NOP Without Pawn
NOP With Pawn
NOP
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
2024-09
2024-11
2025-01
2025-03
2025-05
2025-07
2025-09
Time

SUMMARY

Time Zone: UTC

Analysis Period:
Aug 1, 2024 06:53 AM -
Sept 26, 2025 20:58 PM

Symbols: 32 Pairs

AUD/CAD, AUD/CHF, AUDJPY, AUD/NZD, AUD/USD, CAD/CHF, CAD/JPY, CHF/JPY, EUR/AUD, EUR/CAD, EUR/CHF, EUR/GBP, EUR/JPY, EUR/NZD, EUR/USD, GBP/AUD, GBP/CAD, GBP/CHF, GBP/JPY, GBP/NZD, GBP/USD, NZD/CAD, NZD/CHF, NZD/JPY, NZD/USD, USD/CAD, USD/CHF, USD/JPY, XAU/USD, XAG/USD, BTC/USD, ETH/USD

Total Volume Processed:
$159,390,889,306

Risk Capital:
$5,000,000

A-Book Profit Assumption:
$30 / million

B-BOOK WITHOUT PAWN

Net Profit: **$3,092,553.35 USD**
Max Drawdown (%): **-38.56%**
Longest Drawdown Days: **176 days**
Sharpe: **0.87**
A-Book Volume: **N/A**
B-Book Volume: **$159,390,889,306**
Max NOP: **$146,573,201**
Profit: **+$19.40 USD / Million**

B-BOOK WITH PAWN

Net Profit: **$9,568,865 USD**
Max Drawdown (%): **-17.45%**
Longest Drawdown Days: **90 day**
Sharpe: **3.22**
A-Book Volume: **$102,492,566,363**
B-Book Volume: **$56,898,322,943**
Max NOP: **$32,610,329**
Profit: **+$60.03 / Million**

But what if the roles had been reversed? What if the clients were on the right side of the market, and the broker wasn't?

B-BOOK EQUITY CHART IF IT WENT WRONG


Equity Curve Comparison
1e6
Equity Strategies
A-Book Only
B-Book Without Pawn
B-Book With Pawn
Equity
4
2
0
−2
−4
−6
2024-09
2024-11
2025-01
2025-03
2025-05
2025-07
2025-09
Time

WhiteBeard's Pawn AI mitigates risk by making smart, fast decisions in real time, helping firms stay protected and maximize profits in any market condition.

WHITEBEARD

WHITEBEARD.AI



WhiteBeard operates on a SaaS revenue model, charging $5 per million in trading volume processed by the Pawn. The target market includes banks, exchanges, retail brokers, prime-of-prime brokers, and prop trading firms, with trading volumes ranging from $1 billion to $5 trillion per month.

WhiteBeard initially targets $1 trillion in monthly order flow, generating $5M monthly revenue, a realistic initial goal given the scale of the industry.

Forward-looking projections cannot be guaranteed.

WHITEBEARD

MONTHLY BURN RATE **$50k**

USE OF FUNDS

	AMOUNT
13 DEVELOPERS & STAFF	$35k
SERVERS & SOFTWARE	$10k
OFFICE & MISC	$5k